Exhibit 99.2

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,596,587.12 euros
Principal Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE
EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS DATED NOVEMBER 7, 2003

FIRST RESOLUTION

The General Shareholders’ Meeting, having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, intending to expressly regularize, with regard to Article L. 225-129 VII of the Commercial Code, the capital increases implemented or to be implemented pursuant to the first resolution of the extraordinary general meeting of shareholders on July 19, 2001 authorizing the Company’s Board of Directors to increase the share capital in the context of the issuance of 70,000 warrants for the benefit of Messrs. Jean DELEAGE, George MEREDITH, Jean-Noël TREILLES and Lester B. SALANS, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital as of October 2, 2003, i.e. 23,527.8712 euros, by the issuance of new shares at par value to be paid up in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 2, 2003, i.e., 23,527.8712 euros, at its sole discretion and in one or several times,

by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the share subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

SECOND RESOLUTION

By its vote on the preceding resolution, the General Shareholders’ Meeting regularized, with regard to Article L. 225-129 VII of the Code of Commerce, the capital increases implemented or to be implemented pursuant to the first resolution of the above-mentioned extraordinary general shareholders’ meeting on July 19, 2001, and it reiterates and confirms the said resolution in all of its provisions.

THIRD RESOLUTION

The General Shareholders’ Meeting, having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, intending to expressly regularize, with regard to Article L. 225-129 VII of the Commercial Code the capital increases implemented or to be implemented pursuant to the first resolution of the general shareholders’ meeting on December 19, 2001 authorizing the Company’s Board of Directors to increase the share capital in the context of the issuance of stock options in connection with the 2001 Plan, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital as of October 2, 2003, i.e., 23,527.8712 euros, by the issuance of new shares at par value to be paid up in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 2, 2003, i.e., 23,527.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the share subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	determine the dates of opening and closing of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

FOURTH RESOLUTION

By its vote on the preceding resolution, the General Shareholders’ Meeting regularized, with regard to Article L. 225-129 VII of the Code of Commerce, the capital increases implemented or to be implemented pursuant to the first resolution of the above-mentioned extraordinary general shareholders’ meeting on December 19, 2001, and it reiterates and confirms the said resolution in all of its provisions.

FIFTH RESOLUTION

The General Shareholders’ Meeting, having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, intending to expressly regularize, with regard to Article L. 225-129 VII of the Commercial Code the capital increases implemented or to be implemented pursuant to the first resolution of the general shareholders’ meeting on June 20, 2002 authorizing the Company’s Board of Directors to increase the share capital in the context of the issuance of 80,000 warrants for the benefit of Messrs. George MEREDITH and Jean-Noël TREILLES, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital as of October 2, 2003, i.e., 23,527.8712 euros, by the issuance of new shares at par value to be paid up in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 2, 2003, i.e. 23,527.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	determine the dates of opening and closing of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

SIXTH RESOLUTION

By its vote on the preceding resolution, the General Shareholders’ Meeting regularized, with regard to Article L. 225-129 VII of the Code of Commerce, the capital increases implemented or to be implemented pursuant to the first resolution of the above-mentioned extraordinary general shareholders’ meeting on June 20, 2002, and it reiterates and confirms the said resolution in all of its provisions.

SEVENTH RESOLUTION

The General Shareholders Meeting, having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, intending to expressly regularize, with regard to Article L. 225-129 VII of the Commercial Code the capital increases implemented or to be implemented pursuant to the second resolution of the general shareholders’ meeting on September 19, 2002 authorizing the Company’s Board of Directors to increase the share capital in the context of the issuance of 80,000 warrants for the benefit of Mr. Georges COMPAIN, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital as of October 2, 2003, i.e., 23,527.8712 euros, by the issuance of new shares at par value to be paid up in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 2, 2003, i.e., 23,527.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

EIGHTH RESOLUTION

By its vote on the preceding resolution, the General Shareholders’ Meeting regularized, with regard to Article L. 225-129 VII of the Code of Commerce, the capital increases implemented or to be implemented pursuant to the second resolution of the above-mentioned extraordinary general shareholders’ meeting on September 19, 2002, and it reiterates and confirms the said resolution in all of its provisions.

NINTH RESOLUTION

The General Shareholders’ Meeting, having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, intending to expressly regularize, with regard to Article L. 225-129 VII of the Commercial Code the capital increases implemented or to be implemented pursuant to the first resolution of the general shareholders’ meeting on February 18, 2003 authorizing the Company’s Board of Directors to increase the share capital in the context of the issuance of stock options in connection with the 2003 Plan, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital as of October 2, 2003, i.e., 23,527.8712 euros, by the issuance of new shares at par value to be paid up in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 2, 2003, i.e., 23,527.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

TENTH RESOLUTION

By its vote on the preceding resolution, the General Shareholders’ Meeting regularized, with regard to Article L. 225-129 VII of the Code of Commerce, the capital increases implemented or to be implemented pursuant to the first resolution of the above-mentioned extraordinary general shareholders’ meeting on February 18, 2003, and it reiterates and confirms the said resolution in all of its provisions.

ELEVENTH RESOLUTION

After having taken cognizance of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to proceed with the issuance of 120,000 warrants (BSA) for a subscription price of 0.01 euro each, each warrant giving its holder, subject to the terms and conditions set forth hereafter, the right to subscribe, for each warrant, to one share of the Company for a subscription price of 9.88 euros per share, an approximate nominal value of 0.12 euro and approximate share issuance premium of 9.76 euros.

The General Shareholders’ Meeting decides to reserve the total subscription for these warrants (BSA), provided that the following resolution is adopted, to the following beneficiaries, all three of whom are board members of the Company:

–	Mr. Raul Cesan,
–	Mr. Michel Greco,
–	Mr. William Dearstyne.

The General Shareholders’ Meeting decides that these warrants (BSA) may not be exercised unless (i) subject to the express condition that their holders be board members of the Company on the day of such exercise, and (ii) exercised in 25% increments of the total number granted to each beneficiary in the following manner:

–	25%: June 13, 2004
–	25%: June 13, 2005
–	25%: June 13, 2006, and
–	25%: June 13, 2007.

The General Shareholders’ Meeting decides to settle the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on December 15, 2003.

The General Shareholder’s Meeting decides to grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

TWELFTH RESOLUTION

As a result of the adoption of the preceding resolution and having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to cancel the preferential right of the shareholders, warrant holders and all of the holders of any other combined securities, to subscribe for 120,000 warrants referred to in the previous resolution, for the benefit of the following beneficiaries, all three of whom are board members of the Company:

–	Mr. Raul Cesan,
–	Mr. Michel Greco,
–	Mr. William Dearstyne.

THIRTEENTH RESOLUTION

     As a result of the adoption of the two preceding resolutions, the General Shareholder’s Meeting decides to authorize the Board to proceed with the issuance of a maximum of 120,000 new ordinary shares of an approximate nominal value of 0.12 euro each, with an approximate issuance premium of 9.76 euros, that is, a capital increase of an approximate maximum nominal amount of 14,640 euros, and a share issuance premium of maximum total amount of 1,172,000 euros, and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.
(ii)	Receive the subscriptions.
(iii)	Close the subscription period once all of the subscriptions have been gathered.
(iv)	Receive the payments.
(v)	Deposit the funds in a bank account in accordance with the law.
(vi)	Amend the bylaws as a result, and more generally,
(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 of the Commercial Code, these shares shall be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

In accordance with Article L. 228-95 of the Commercial Code, the shareholders expressly waive, for the benefit of the holders of the above-mentioned 120,000 warrants, their preferential right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the said warrants (BSA), newly issued for the benefit of Messrs. Cesan, Greco and Dearstyne.

FOURTEENTH RESOLUTION

After having heard a reading of the Board of Directors’ report and of the Statutory Auditor’s special report the General Shareholders’ Meeting decides to proceed with the issuance of 80,000 warrants (BSA) for a subscription price of 0.01 euro each, each warrant giving its holder, subject to the terms and conditions set forth hereafter, the right to subscribe, for each warrant, to one share of the Company for a subscription price of 9.88 euros per share, an approximate nominal value of 0.12 euro and approximate share issuance premium of 9.76 euros.

The General Shareholders’ Meeting decides to reserve the total subscription for these warrants (BSA), provided that the following resolution is adopted, to the following beneficiaries, all four of whom are board members of the Company:

–	Mr. Raul Cesan,
–	Mr. Michel Greco,
–	Mr. William Dearstyne,
–	Mr. Jean-Noël Treilles.

The General Shareholders’ Meeting decides that these warrants (BSA) may not be exercised unless (i) subject to the express condition that their holders be board members of the Company on the day of such exercise, and (ii) until such time of the annual General Shareholders’ Meeting called on to vote on the approval of the financials for the fiscal year ending December 31, 2003.

The General Shareholders’ Meeting decides to settle the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on December 15, 2003.

The General Shareholders’ Meeting decides to grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

FIFTEENTH RESOLUTION

As a result of the adoption of the preceding resolution and having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to cancel the preferential right of the shareholders, warrant holders and all of the holders of any other combined securities to subscribe for the 80,000 warrants referred to in the previous resolution, for the benefit of the following beneficiaries, all four of whom are board members of the Company:

–	Mr. Raul Cesan,
–	Mr. Michel Greco,
–	Mr. William Dearstyne,
–	Mr. Jean-Noël Treilles.

SIXTEENTH RESOLUTION

As a result of the adoption of the two preceding resolutions, the General Shareholder’s Meeting decides to authorize the Board to proceed with the issuance of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each, with an approximate issuance premium of 9.76 euros, that is, a capital increase of an approximate maximum nominal amount of 9,800 euros, and a share issuance premium of a maximum total amount of 781,000 euros and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.
(ii)	Receive the subscriptions.
(iii)	Close the subscription period once all of the subscriptions have been gathered.
(iv)	Receive the payments.
(v)	Deposit the funds in a bank account in accordance with the law.
(vi)	Amend the bylaws as a result, and more generally,
(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 of the Commercial Code, these shares may be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

In accordance with Article L. 228-95 of the Commercial Code, the shareholders expressly waive, for the benefit of the holders of the above-mentioned 80,000 warrants, their preferential right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSA), newly issued for the benefit of Messrs. Cesan, Greco, Dearstyne and Treilles.

SEVENTEENTH RESOLUTION

After having heard a reading of report of the Board of Directors and of the special report of the Statutory Auditor, the General Shareholders’ Meeting decides to authorize the Board of Directors, for a term of thirty eight months, to grant, in one or several times, in accordance with Article L. 225-177 et seq. of the Commercial Code, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L. 225-185 paragraph 4 of the Commercial Code, a maximum number of one million (1,000,000) options giving right to the subscription for shares of the Company to be issued as capital increase of the Company.

After having reviewed the report of the Board of Directors, the General Shareholders’ Meeting decides that each option shall entitle to the subscription for one share of the Company and that the subscription price of each share by the beneficiary(ies) of the options, which shall be determined by the Board of Directors on the date when such options are granted by the Board, will be the market price for the share, in the form of ADS, on NASDAQ, on the day preceding the date of the meeting of the Board of Directors, provided that such price shall not be less than 80% of the average of the market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting. In this case, the price for the share shall be equal or superior to 80% of the average of the market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding the meeting.

The price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period, except in the event that, in accordance with Article L. 225-181 of the Commercial Code, the Company effected one of the transactions contemplated at the fifth and sixth paragraphs of Article L. 225-161 of the Commercial Code and at the first and third paragraphs of Article L. 225-162 of the Commercial Code. In such cases, and within the conditions set by a Regulation enacted with the State Council and in order to take into account the incidence of such transaction, the Board shall proceed with an adjustment of the number and price of the shares included in the options granted to the options beneficiaries.

The General Shareholders’ Meeting decides that the options shall be exercised within a maximum ten-year term as from the date when they were granted by the Board of Directors.

The General Shareholders’ Meeting decides to authorize the Board of Directors and to grant it all powers in order to:

–	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of laws and regulations, and, within such framework, if it considers it appropriate, the obligation for each beneficiary to be an employee of the Company or of the companies referred to in Article L. 225-180 paragraph 1 of the Commercial Code, and/or to be an officer of the Company within the meaning of Article L. 225-185 paragraph 4 of the Commercial code, at the time of the exercise of options;

–	set, if it considers it appropriate, a period of untransferablity of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

–	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

–	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

The General Shareholders’ Meeting decides to authorize the Board of Directors and to grant it all powers for the purpose of issuing a maximum of 1,000,000 shares with an approximate nominal value of 0.1219 euros, and accordingly, increasing the share capital in a maximum nominal amount of 121,900 euros.

The General Shareholders’ Meeting acknowledges that, in accordance with Article L. 225-178 of the Commercial Code, the authorization thus granted to the Board of Directors entails, for the benefit of options beneficiaries, express waiver, by the shareholders, of the preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

The General Shareholders’ Meeting accordingly decides to authorize the Board and to grant it all powers in order to:

(i)	Receive the subscriptions and related payments,
(ii)	Deposit the funds in a bank account in accordance with the law,
(iii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the Commercial Code and, more generally,
(iv)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

EIGHTEENTH RESOLUTION

The General Shareholders’ Meeting, having heard a reading a report of the Board of Directors and of the special report of the Statutory Auditors’, and voting in accordance with the provisions of Articles L. 225-129 VII and L. 225-138 of the Commercial Code, authorizes the Board of Directors and delegates to it the powers necessary to increase the share capital, in one or several times, in a maximum nominal amount of 1% of the Company’s share capital, by the issuance of new shares at par value to be paid in cash and reserved to the Company’s employees having subscribed to a company savings plan.

The General Shareholders’ Meeting decides to cancel, in favor of those employees, the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities to the shares to be issued for cash under this resolution.

This authorization is granted for a term of two years as of the day of this meeting.

The General Shareholders’ Meeting decides that the subscription price per share for the shares issued, shall be determined by the Board of Directors in accordance with Article L. 443-5 of the Labor Code, under the supervision of the statutory auditor.

The General Shareholders’ Meeting authorizes the Board and grants it all powers to implement this resolution in accordance with applicable laws and regulations, and in particular to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 13, 2003, i.e., 25,965.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	settle the amount of the subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor,

and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

NINETEENTH RESOLUTION

The General Shareholders’ Meeting hereby grants all powers to the holder of an original, an excerpt or a copy thereof, to accomplish all publications, registrations or other formalities required by law.